*AB 3/12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

11019700

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response.......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR 01 2011 WASH. D.C. SEC

SEC FILE NUMBER
8- 46795

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lightspeed Trading, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

148 Madison Ave 9th Floor
(No. and Street)

New York (City) NY (State) 10016 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jason R Lyons, (Chief Financial Officer) (916) 563-7182
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – *if individual, state last, first, middle name*)

1185 Avenue of the Americas (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

4/7

OATH OR AFFIRMATION

I, Janice Barrilleaux, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lightspeed Trading, LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

LESLIE A. BAILEY
COMM. # 1882294
NOTARY PUBLIC - CALIFORNIA
SACRAMENTO COUNTY
MY COMM. EXP. MAR. 11, 2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey

McGladrey & Pullen, LLP
Certified Public Accountants
1185 Ave of the Americas
New York, NY 10036-2602
O 212.372.1800 **F** 212.372.1801
www.mcgladrey.com

Independent Auditor's Report

To the Member
Lightspeed Trading, LLC
New York, New York

We have audited the accompanying statement of financial condition of Lightspeed Trading, LLC (the "Company") as of December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act ("CEAct"). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Lightspeed Trading, LLC as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

New York, New York
February 25, 2011

Lightspeed Trading, LLC

Statement of Financial Condition
December 31, 2010

ASSETS

Cash	$ 4,136,670
Due from clearing brokers	4,759,480
Clearing firm deposit	614,768
Due from brokers and other receivables	505,758
Due from Parent	89,940
Due from affiliate	287,942
Fixed assets, net	161,931
Intangible assets, net	572,833
Other assets	186,294
Total assets	$ 11,315,616

LIABILITIES AND MEMBER'S EQUITY

Liability - accounts payable, accrued expenses and other liabilities	$ 2,442,266
Commitment and Contingencies (Note 7)	
Member's Equity	8,873,350
Total liabilities and member's equity	$ 11,315,616

See Notes to Statement of Financial Condition.

Note 1. Organization

Lightspeed Trading, LLC (the "Company"), is a wholly owned subsidiary of Lightspeed Financial Inc. ("Lightspeed" or "Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and the Commodity Futures Trading Commission (the "CFTC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the National Futures Association (the "NFA"). The Company acts as an introducing broker.

The Company operates under rule 15c3-3 of the Securities Exchange Act of 1934, where the requirement is computed monthly with customer credit balance of $1 million or less and a ratio of aggregate indebtedness to net capital under the net capital rule of 8:1 or better. The Company executes and clears its customer securities transactions on a fully disclosed basis with Penson Financial Services, Inc. ("Penson"), Assent LLC and Goldman Sachs Execution and Clearing, L.P. ("Goldman"). The clearing broker-dealers carry all of the accounts of the customers and maintain and preserve all related books and records as are customarily kept by a clearing broker-dealer. At December 31, 2010, amounts receivable from clearing brokers reflected in the statement of financial condition are amounts due from these brokers.

During 2010, the Company's Parent acquired two broker-dealers, Noble Trading.Com. Inc. ("Noble") and Terra Nova Financial, LLC ("Terra Nova"), both of whose operations were merged into the Company. Noble's broker-dealer license was withdrawn (BDW) effective September 1, 2010, at which time its net assets were contributed to the Company. Terra Nova's BDW was effective in February 2011; its net assets of approximately $9,000,000 will be transferred to the Company's Parent.

Note 2. Significant Accounting Policies

Cash: The Company maintains cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

Due from Brokers and Other Receivables: Management determines the allowance for doubtful accounts by regularly evaluating individual broker receivables and considering the broker's financial condition, credit history, and current economic conditions. Due from brokers and other receivables are written off when deemed uncollectible. No allowance was deemed necessary at December 31, 2010.

Fixed Assets: Fixed assets are stated at cost. Furniture and office equipment is depreciated on a straight-line basis using an estimated useful life ranging from three to seven years. Leasehold improvements are amortized over the shorter of the term of the lease or their estimated useful lives.

Intangible Assets Subject to Amortization: Intangible assets, consisting of customer lists, are amortized over the estimated useful life of ten years.

Income Taxes: The Company is a single-member limited liability company, which is a "disregarded entity" for tax purposes. Its income is included in the Parent's return. The Parent of the Company is a C corporation, as of December 31, 2010, no tax-sharing agreement was in place, and, accordingly, no provision for taxes is required for the Company. The Company is subject to certain state and local taxes.

Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 740, Income Taxes, provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more likely-than-not threshold would be recorded as a tax expense and liability in the current year. For the year ended December 31, 2010, management has determined that there are no uncertain tax positions. With few exceptions, the Company is no longer subject to income tax examinations by U.S. federal, state or local tax authorities for years before 2007.

Note 2. Significant Accounting Policies (Continued)

Deferred Rent Credit: Rent expense is recorded on a straight-line basis over the lease term. Deferred rent credit included in the accompanying statement of financial condition results from rent reductions provided for at the inception of the leases.

Use of Estimates: The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes for the periods presented. Actual results could differ from management's estimates.

Note 3. Intangible Assets

Intangible assets consist of the following:

Customer list	$ 2,400,000
Accumulated amortization	1,827,167
Intangible assets, net	$ 572,833

The estimated aggregate amortization expense for the remaining net carrying amount of intangibles is as follows as of December 31, 2010:

Year ending December 31,	
2011	$ 148,149
2012	125,926
2013	103,704
2014	81,481
2015	59,259
Thereafter	54,314
	$ 572,833

Note 4. Fixed Assets

Fixed assets consist of the following:

Equipment	$ 844,772
Furniture and fixtures	116,143
Leasehold improvements	89,660
	1,050,575
Accumulated depreciation and amortization	888,644
Fixed assets, net	$ 161,931

Note 5. Related Party Transactions

The Company has agreements with its Parent and Lightspeed Technologies, LLC ("LST"), an affiliated company, for utilization of services. The Parent performs certain functions for the Company, including treasury, payroll service, accounting, regulatory reporting, human resources, legal and compliance. The Company also receives technology development and technology support from LST.

Due from affiliate represents excess transfer of funds to LST. At December 31, 2010, the amount receivable from affiliate is $287,942 and is included on the statement of financial condition.

Due from Parent represents expenses paid on behalf of the Company in regular course of business. At December 31, 2010, the amount due from Parent is $89,940 and is included on the statement of financial condition.

During the year 2010, the Company paid off the $800,000 balance due under a note payable to Integrity Trading, Inc. ("Integrity"), a company owned by the Parent. The note originated from the acquisition of a customer list from Integrity.

Note 6. Employee Benefit Plan

The Parent has a 401(k) salary deferral program that includes eligible employees of the Company. Contributions made by the Parent are allocated to the Company and recorded in management fees.

Note 7. Commitment and Contingencies

The Company is obligated under a noncancelable sub lease for office space expiring on July 31, 2014. There is a termination clause after the 36th month. The lease contains provisions for escalations based on certain costs incurred by the lessor.

The future aggregate minimum rental commitment under this lease is as follows:

Year ending December 31,	
2011	$ 26,908
2012	27,715
2013	28,546
2014	21,943
	$ 105,112

At December 31, 2010, the Company had deferred rent credit of approximately $6,776. Such credit is included with accrued expenses and other liabilities in the statement of financial condition.

The Company is subject to certain legal proceedings, claims and disputes, which arise in the ordinary course of business. Although the outcome of these matters cannot be predicted with certainty, the opinion of management is that these matters will not have a material adverse effect of the Company's financial position.

Note 8. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2% of the aggregate debit balances arising from customer transactions, as defined. At December 31, 2010, the Company had net capital of $6,011,465, which was $5,761,465 in excess of its required net capital. The Company's ratio of aggregate indebtedness to net capital was 0.41 to 1 at December 31, 2010.

Note 9. Financial Instrument with Off-Balance-Sheet Risk and Concentrations of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker-dealers. The clearing broker-dealers carry all of the accounts of the customers of the Company and are responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealers may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

Note 10. Subsequent Events

In preparing this financial statement, the Company has evaluated events and transactions for potential recognition and/or disclosure through February 25, 2011, the date the financial statement was available to be issued.

Lightspeed Trading, LLC

Statement of Financial Condition

December 31, 2010

This report is filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934 as a PUBLIC document.

Lightspeed Trading, LLC

Schedule of Assessment and Payments General Assessment Reconciliation (Form SIPC-7)

December 31, 2010

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response..	12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING RECEIVED MAR 01 2011 WASH, D.C. SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46795

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lightspeed Trading, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

148 Madison Ave 9th Floor
(No. and Street)

New York	NY	10016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jason R Lyons, (Chief Financial Officer) (916) 563-7182
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – *if individual, state last, first, middle name*)

1185 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Janice Barrilleaux, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lightspeed Trading, LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

LESLIE A. BAILEY
COMM. # 1882294
NOTARY PUBLIC-CALIFORNIA
SACRAMENTO COUNTY
MY COMM. EXP. MAR. 11, 2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McGladrey

McGladrey & Pullen, LLP
Certified Public Accountants
1185 Ave of the Americas
New York, NY 10036-2602
O 212.372.1800 **F** 212.372.1801
www.mcgladrey.com

Independent Accountant's Report

To the Managing Member
Lightspeed Trading, LLC
New York, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2010, which were agreed to by Lightspeed Trading, LLC (the "Company"), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 Part III for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

McGladrey & Pullen, LLP

New York, New York
February 25, 2011

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

046795 FINRA DEC
LIGHTSPEED TRADING LLC 7*7
148 MADISON AVE 9TH FL
NEW YORK NY 10016-6700

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. ~~General Assessment~~ (item 2e from page 2) $ 54,862

B. Less payment made with SIPC-6 filed (exclude interest) (25,207)
08.12.10
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 29,655

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 29,655

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Lightspeed Trading, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 23 day of February, 2011.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning Jan 1, 20 10 and ending Dec 31, 20 10
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 26,398,688

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 4,439,833

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 14,222

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) 14,222

Total deductions 4454055

2d. SIPC Net Operating Revenues $ 21,944,633

2e. General Assessment @ .0025 $ 54,862

(to page 1, line 2.A.)